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                            May 10, 2021

       William R. McCamey
       Chief Financial Officer
       Atlanticus Holdings Corporation
       Five Concourse Parkway
       Suite 300
       Atlanta, GA 30328

                                                        Re: Atlanticus Holdings
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed May 6, 2021
                                                            File No. 333-255834

       Dear Mr. McCamey:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance